UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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CURRENT REPORT
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Securities Exchange Act of 1934
April 29, 2021

Commission File Number: 001-39829

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COGNYTE SOFTWARE LTD.
(Exact name of registrant as specified in its charter)
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33 Maskit
Herzliya Pituach
4673333,	Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

PRESS RELEASE
On April 29, 2021, Cognyte Software Ltd. held a conference call regarding its financial results for the fourth quarter and year ended January 31, 2021. A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit
Number	Description

99.1	Press Release of Cognyte Software Ltd., dated April 29, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COGNYTE SOFTWARE LTD.

Date:	April 29, 2021

		By:	/s/ David Abadi
			Name:	David Abadi
			Title:	Chief Financial Officer